Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of SBA Communications Corporation for the registration of Class A Common Stock, Preferred Stock, Debt Securities, Depositary Shares, and Warrants and to the incorporation by reference therein of our reports dated February 28, 2024, with respect to the consolidated financial statements and financial statement schedule of SBA Communications Corporation and Subsidiaries, and the effectiveness of internal control over financial reporting of SBA Communications Corporation and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boca Raton, Florida

February 29, 2024